E-Mail Alert


HEAD NV

Conference call to discuss the third quarter results for 2006 will be held on Thursday November 9th 2006 at 15:00 London time.

Amsterdam, Tuesday 31st October 2006. Head Chairman and CEO Johan Eliasch will host a conference call on Thursday November 9th 2006 at 15:00 London time (10:00 New York). He will be joined by Ralf Bernhart, Chief Financial Officer and Vicki Booth, Investor Relations. They will discuss Head's results for the three and nine month periods ending 30 September 2006.

A presentation, which will be discussed during the conference call, will be available on the Investor Relations section of our website, (www.head.com) prior to the conference call on the Thursday November 9th 2006.

You can join the conference call using the following phone numbers:

Country              Listen only/Q&A participant        Phone Number

UK                   Q&A                                0800 953 0937
Europe               Q&A                                +44 (0)1452 569 103
USA                  Q&A                                1866 224 2914

UK                   Listen Only                        0800 073 8912
Europe               Listen Only                        +44 (0)1452 568 060
USA                  Listen only                        1866 224 3295

Please note that there will not be an audio link on the web site.

A transcript of the conference call will be posted to the investor relations section of our website.

A Replay Service is also available for 2 weeks following the conference call, the dial in numbers are as follows:

UK                         0800 953 1533
Europe                     +44 (0)1452 550 000
USA                        1866 247 4222
Access Code                9040453#


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About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash, badminton and racquetball racquets, tennis balls, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Bode Miller, Gustavo Kuerten, Marat Safin, Swetlana Kusnezowa, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 629 4399
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940